HEAD N.V.
INTERIM REPORT

For the Period Ended
June 30, 2007

HEAD N.V.

INTERIM REPORT
FOR THE PERIOD ENDED JUNE 30, 2007

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ITEM 1.	FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheet as of June 30, 2007 and Audited Condensed Consolidated Balance Sheet as of December 31, 2006

Unaudited Condensed Consolidated Income Statement for the three and six months ended June 30, 2007 and 2006

Unaudited Condensed Consolidated Statement of Changes in Equity for the six months ended June 30, 2007 and 2006

Unaudited Condensed Consolidated Cash Flow Statement for the six months ended June 30, 2007 and 2006

Notes to the Unaudited Condensed Consolidated Financial Statements

ITEM 2.	MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies are described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and include, but are not limited to, the following:

•	competitive pressures and our ability to respond quickly to changes in consumer preferences;
•	changes in the tastes of the sporting public;
•	adverse weather;
•	our ability to introduce innovative products;
•	general economic conditions;
•	our ability to realize the cost savings we expect to achieve from our cost reduction program;
•	shifts in currency exchange rates;
•	the performance of third party suppliers;
•	adequate protection of patents and trademarks;
•	product liability exposure;
•	raw material and energy prices; and
•	environmental and regulatory matters.

Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

PRESENTATION OF INFORMATION

We have rounded percentages and some amounts contained herein for ease of presentation, and some amounts may therefore not total. We have presented most financial information in euro. In some cases, this report contains translations of amounts in other currencies into euro at specified rates solely for the convenience of the reader. You should not construe these translations as representations that these amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from other currency amounts to euro, based on the European Central Bank rates.

The condensed interim financial statements included herein have been prepared in accordance with IFRS as adopted by the European Union (“IFRS as adopted”).

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEET

		June 30,	December 31,
	Note	2007	2006
		(unaudited)
		(in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net	7	€58,183	€61,821
Intangible assets		11,471	11,739
Goodwill		3,095	3,142
Available-for-sale financial assets		624	1,971
Deferred income tax assets		65,307	59,552
Trade receivables		358	2,082
Other non-current assets		3,501	3,625
Total non-current assets		142,540	143,932
Current assets
Inventories, net	3	101,191	64,996
Trade and other receivables		87,255	149,541
Prepaid expense		2,816	2,635
Available-for-sale financial assets		17,771	17,828
Cash and cash equivalents		48,833	43,628
Total current assets		257,866	278,628
Total assets		€400,407	€422,560

EQUITY:
Share capital: €0.20 par value; 39,820,677 shares issued	5	€7,964	€7,964
Other reserves		115,692	115,838
Treasury shares	5	(12,010)	(12,307)
Retained earnings		35,820	51,853
Fair Value and other reserves including
cumulative translation adjustments (CTA)		(7,871)	(7,462)
Total equity		139,596	155,888

LIABILITIES:
Non-current liabilities
Long-term debt		132,425	133,835
Retirement benefit obligations		15,460	15,744
Other long-term liabilities		17,668	15,094
Total non-current liabilities		165,553	164,673
Current liabilities
Trade and other payables		60,203	67,144
Borrowings		22,637	22,010
Income taxes		2,119	1,094
Provisions	8	10,299	11,751
Total current liabilities		95,258	101,999
Total liabilities		260,811	266,672
Total liabilities and shareholders’ equity		€400,407	€422,560

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED INCOME STATEMENT

		For Three Months Ended June 30,		For the Six Months ended June 30,
	Note	2007	2006	2007	2006
			Restated		Restated
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousands, except share data)		(in thousands, except share data)

Total net revenues	6	€61,637	€63,825	€118,965	€131,539
Cost of sales		37,671	37,717	71,644	78,805
Gross profit		23,965	26,107	47,320	52,734
Selling and marketing expense		21,405	21,616	45,613	44,637
General and administrative expense		7,219	7,344	14,587	14,779
Share-based compensation expense		753	1,197	2,043	1,293
Other operating income, net	7	(120)	(529)	(715)	(648)
Operating loss		(5,292)	(3,520)	(14,209)	(7,326)
Interest expense		(3,035)	(3,070)	(6,166)	(6,145)
Interest income		525	482	1,079	869
Other non-operating expense, net		(275)	(50)	(683)	(83)
Loss before income taxes		(8,077)	(6,159)	(19,978)	(12,686)
Income tax benefit (expense):
Current		(958)	(888)	(1,820)	(1,245)
Deferred		2,573	2,385	5,765	4,011
Income tax benefit		1,615	1,497	3,945	2,766
Loss for the period		€(6,462)	€(4,662)	€(16,033)	€(9,919)

Earnings per share-basic
Loss for the period		(0.18)	(0.13)	(0.44)	(0.27)
Earnings per share-diluted
Loss for the period		(0.18)	(0.13)	(0.44)	(0.27)
Weighted average shares outstanding
Basic		36,270	36,220	36,246	36,220
Diluted		36,270	36,220	36,246	36,220

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Total
	Note	Attributable to equity holders of the Company						Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Stock	Earnings	CTA
		(unaudited)
		(in thousands, except share data)
Balance at January 1, 2006 (Restated)		36,219,902	€7,964	€125,247	€(12,307)	€47,438	€(1,884)	€166,459

Profit for the period			—	—	—	(9,919)	—	(9,919)
Changes in fair value and other reserves
including CTA:
Unrealized gain on derivatives instruments
(net of tax of €92)	4	—	—	—	—	—	369	369
Reclassification adjustment for derivative
gains recorded in profit for the period
(net of tax of €54)	4	—	—	—	—	—	(215)	(215)
Foreign currency translation adjustment		—	—	—	—	—	(4,031)	(4,031)
Total recognized income and expense
for the period		—	—	—	—	—	—	(3,877)
Balance at June 30, 2006 (Restated)		36,219,902	€7,964	€125,247	€(12,307)	€37,519	€(5,761)	€152,663

Balance at January 1, 2007		36,219,902	€7,964	€115,838	€(12,307)	€51,853	€(7,462)	€155,888

Loss for the period		—	—	—	—	(16,033)	—	(16,033)
Sale of treasury shares	5	50,908	—	(147)	297	—	—	150
Changes in fair value and other reserves
including CTA:
Unrealized gain on derivatives instruments
(net of tax of €78)	4	—	—	—	—	—	312	312
Reclassification adjustment for derivative
gains recorded in loss for the period
(net of tax of €6)	4	—	—	—	—	—	(23)	(23)
Foreign currency translation adjustment							(698)	(698)
Total recognized income and expense
for the period		—	—	—	—	—	—	(409)
Balance at June 30, 2007		36,270,810	€7,964	€115,692	€(12,010)	€35,820	€(7,871)	€139,596

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		For the Six Months ended June 30,
	Note	2007	2006
			Restated
		(unaudited)	(unaudited)
		(in thousands)
OPERATING ACTIVITIES:
Loss for the period		€(16,033)	€(9,919)
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization		6,863	7,209
Amortization and write-off of debt issuance cost
and bond discount		196	182
Provision (release) for leaving indemnity
and pension benefits		(255)	(165)
Restructuring costs	8	(84)	(589)
(Gain) loss on sale of property, plant and equipment	7	(51)	8
Share-based compensation expense		1,816	1,293
Deferred Income		(432)	(881)
Interest expense		6,166	6,145
Interest income		(1,079)	(869)
Income tax expense		1,820	1,245
Deferred tax benefit		(5,765)	(4,011)
Changes in operating assets and liabilities:
Accounts receivable		63,535	64,497
Inventories		(36,436)	(34,923)
Prepaid expense and other assets		(293)	(669)
Accounts payable, accrued expenses, other liabilities
and provisions		(6,794)	699
Interest paid		(6,086)	(6,994)
Income tax paid		(865)	(644)
Net cash provided by operating activities		6,223	21,613
INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(5,589)	(6,528)
Changes in intangible assets, net		—	(17)
Proceeds from sale of property, plant and equipment	7	1,712	9
Purchases of available-for-sale financial assets		(8,170)	(5,017)
Sale of available-for-sale financial assets		9,527	5
Interest received		1,075	655
Net cash used for investing activities		(1,445)	(10,892)
FINANCING ACTIVITIES:
Change in short-term borrowings, net		902	(2,307)
Proceeds from other long-term obligations		—	1,876
Payments on long-term debt.		(1,211)	(1,058)
Sale of treasury shares	5	150	—
Change in restricted cash		86	188
Net cash used for financing activities		(73)	(1,301)
Effect of exchange rate changes on cash and cash equivalents		587	(497)
Net increase in cash and cash equivalents		5,292	8,923
Cash and cash equivalents at beginning of period		40,451	45,503
Cash and cash equivalents at end of period		€45,742	€54,426

The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Business

Head N.V. (“Head” or the “Company”) is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski bindings, ski boots, and snowboard products, tennis, racquetball, squash and badminton racquets and tennis balls), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

The Company generates revenues in its principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. The Company also receives licensing and royalty income. As many of the Company’s goods, especially Winter Sports goods are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of the yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

During the first six months of any calendar year, the Company typically generates some 50% to 60% of its Racquet Sports and Diving product revenues, but some 15% of its Winter Sports revenue. Thus, the Company typically generates only some 35% of its total year gross profit in the first six months of the year, but the Company incurs some 50% of fixed general and administration and marketing expenses in this period.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Spain, Switzerland, the Netherlands and the United Kingdom), North America, and Asia.

Note 2 - General Principles and Explanations

Basis of Presentation

The condensed interim financial statements included herein have been prepared in accordance with IFRS (“International Financial Reporting Standards”) as adopted by the EU (“IFRS as adopted”) and are not audited. The accounting principles applied in these condensed interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2006. The condensed interim financial statements comply with IAS 34. The result of operations for the six months period ended June 30, 2007 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Chief Executive Officer Johan Eliasch and Chief Financial Officer Ralf Bernhart confirm that to the best of their knowledge, the condensed consolidated financial statements for the period ended June 30, 2007, which have been prepared in accordance with IFRS as adopted and the interim management report, give a true and fair view of the assets, liabilities, financial position and profit and loss of the Company.

New financial reporting standards not yet adopted

The IASB issued further standards and amendments to standards and interpretations, which are mandatory for the financial year ending December 31, 2007 (IFRIC 12: December 31, 2008, IFRIC 13: July 2008).

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following standards had been endorsed by the EU and published in the official journal by the time these consolidated financial statements were prepared.

-	IAS 1 (amended 2006), Presentation of Financial Statements - Capital Disclosures
-	IFRS 7, Financial Instruments - Disclosures
-	IFRIC 10, Interim Financial Reporting and Impairment
-	IFRIC 11, IFRS 2 Group and Treasury Share Transactions

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk and also including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS.

The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital.

The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment, of IAS 1. The Company will apply IFRS 7 and amendment to IAS 1 from annual periods beginning January 1, 2007.

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006). IFRIC 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Company applied IFRIC 10 from January 1, 2007 but it had no impact on the Company’s accounts.

The IASB has issued additional financial reporting regulations, which, however, at the time the consolidated financial statements were prepared, had not yet been endorsed by the EU.

-	IFRS 8, Operating Segments
-	IFRIC 12, Service Concession Arrangements
-	IFRIC 13, Customer Loyalty Programmes
-	IFRIC 14, IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
-	IAS 23 (amended 2007), Borrowing Costs

IFRIC 13, Customer Loyalty Programmes (effective for annual periods beginning on or after July 1, 2008) addresses how companies, that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points.

IFRIC 14, IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after January 1, 2008) provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset. It also explains how the pension’s asset or liability may be affected when there is a statutory or contractual minimum funding requirement.

The amendment to IAS 23 removes the option of immediately recognizing borrowing costs as an expense that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets. The revised Standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

The Company will evaluate the effect of the first time adoption of the new standards and interpretations.

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Restatement

The Company operates a number of share-based compensation plans which were originally accounted for as equity-settled. In the process of preparing the consolidated financial statements for the year ended December 31, 2006, the Company determined that certain share-based compensation plans should have been accounted for as cash-settled (liability awards) under IFRS 2, "Share-based Payment".

As a result of the matters described above, the Company has restated its June 30, 2006 interim financial statement to (in thousands):

-	Increase other reserve balance at June 30, 2006 by €160
-	Reduce retained earnings balance at June 30, 2006 by €6,466
-	Increase other long-term liabilities balance at June 30, 2006 by €6,305
-	Increase share-based compensation expense for the period ended June 30, 2006 by €556
-	Increase other operating income for the period ended June 30, 2006 by €345

As of June 30, 2006, the restatement had an impact of €6.3 million on the Company’s net assets as a result of additional other long-term liabilities. Additionally, the restatement had an impact on net loss for the period ended June 30, 2006 of €0.2 million as a result of changes in fair value of the liabilities.

The following items in the consolidated income statement and the consolidated balance sheet have been restated as follows:

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2006		2006
	(in thousands, except per share data)		(in thousands, except per share data)
	(Previously Reported)	(As Restated)	(Previously Reported)	(As Restated)
Consolidated Income Statement:
Share-based compensation expense	€368	€1,197	€736	€1,293
Other operating income, net	(305)	(529)	(303)	(648)
Operating loss	(2,915)	(3,520)	(7,115)	(7,326)
Loss before income taxes	(5,553)	(6,159)	(12,474)	(12,686)
Loss for the period	(4,056)	(4,662)	(9,708)	(9,919)
Earnings per share-basic
Loss for the period	(0.11)	(0.13)	(0.27)	(0.27)
Earnings per share-diluted
Loss for the period	(0.11)	(0.13)	(0.27)	(0.27)

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	June 30,
	2006

	(in thousands)
	(Previously Reported)	(As Restated)
Consolidated Balance Sheet:
Other reserves	€125,087	€125,247
Retained earnings	43,985	37,519
Total equity	158,969	152,663
Other long-term liabilities	9,134	15,439
Total liabilities	256,606	262,911

In relation to the consolidated cash flow statement the restatement had not effect on the net cash provided by operating activities.

Note 3 - Inventories

Inventories consist of the following (in thousands):

	June 30,	December 31,
	2007	2006
	(unaudited)
Raw materials and supplies	€15,792	€15,483
Work in process	8,423	7,783
Finished goods	89,313	55,176
Provisions	(12,337)	(13,447)
Total inventories, net	€101,191	€64,996

Note 4 - Financial Instruments

The following table provides information regarding the Company’s foreign exchange forward and option contracts as of June 30, 2007 and December 31, 2006. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	As of June 30, 2007
	Contract amount	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€20,780	€273	€273

	As of December 31, 2006
	Contract amount	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€11,047	€1	€1
Foreign exchange option contracts	€1,604	€6	€6

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Shareholders’ Equity

Head Sports Holdings N.V, controlled 18,987,344 shares, or approximately 47.7% of the Company’s issued shares, as of March 31, 2007. Head Sports Holdings N.V., a Netherlands Antilles corporation, is controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

In accordance with SIC 12 “Consolidation - Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. The Stichting is a Dutch foundation which holds, votes, and receives dividends on certain of the Company’s ordinary shares. In conjunction with the Company’s option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. As a result of consolidating the Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets. In March and April 2007, the Stichting sold 50,908 treasury shares. As of June 30, 2007, the Stichting held 1,365,726 treasury shares.

At the Company’s Annual General Meeting on May 30, 2007, shareholders approved to amend the Articles of Association of the Company to allow for a decrease of the nominal share capital of the Company to facilitate a payment of €7.2 million to its shareholders.

Note 6 - Segment Information

The Company operates in the following main geographical areas, even though they are managed on a worldwide basis. The table below shows net revenues from external customers based upon where the sales originated by geographic region based on the location of the Company’s subsidiaries:

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Revenues from External Customers:
Austria	€19,015	€20,173	€37,366	€45,781
Italy	12,737	12,654	22,508	21,043
Other (Europe)	9,324	9,166	17,371	18,787
Asia	246	263	541	880
North America	20,315	21,568	41,180	45,048
Total Net Revenues	€61,637	€63,825	€118,965	€131,539

The result for the three and six months ended June 30, 2007 and 2006 split by geographical areas as follows:

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2007	2006	2007	2006
		Restated		Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Income (Loss) for the Period:
Austria	€(1,589)	€1,986	€(7,349)	€643
Italy	1,548	1,705	2,448	1,537
Other (Europe)	(1,259)	(980)	(3,462)	(3,242)
Asia	(944)	(919)	(2,084)	(1,911)
North America	(852)	(1,081)	(2,190)	(3,087)
Corporate unallocated expenses	(3,366)	(5,373)	(3,395)	(3,858)
Profit (Loss) for the Period	€(6,462)	€(4,662)	€(16,033)	€(9,919)

Note 7 - Gain on Sale of Property

In March 2007, the Company sold a warehouse in Italy for €1.7 million and realized a gain on sale of property of €0.1 million recognized in other operating income, net.

Note 8 - Restructuring Costs

In November 2005, the Company approved a restructuring program in Italy to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. As of June 30, 2007 and 2006, €0.1 million and 0.6 million of the accrual for employee termination benefits was used, respectively to complete the program.

Note 9 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €2.3 million for the period ended June 30, 2007 and 2006, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.02 million for the period ended June 30, 2007 and 2006, respectively.

Note 10 - Subsequent Event

In July 2007, the German Government adopted a new tax law effective January 1, 2008. Due to a reduction of the corporate income tax rate the Company has to revalue tax losses carried forward which will lead to additional deferred tax expense of €1.3 million for the year ended December 31, 2007.

Note 11 - Reconciliation from IFRS to U.S. GAAP

a) As allowed under IFRS 1, First-time Adoption of International Financial Reporting Standards, the Company elected not to apply IFRS 3, Business Combinations, to business combinations that occurred prior to the date of its transition to IFRS as adopted (January 1, 2004). As a result the carrying amount of goodwill under IFRS as adopted on January 1, 2004 is equal to the carrying amount under Dutch GAAP.

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Under Dutch GAAP the Company continued to amortize goodwill and trademarks until the adoption of IFRS as adopted at January 1, 2004. Under U.S. GAAP, Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles, goodwill and other intangibles with an indefinite useful life are no longer amortized. This resulted in an additional two years of amortization of €1.6 million on goodwill and trademarks compared to U.S. GAAP. Subsequent changes in this difference result from foreign exchange rate fluctuations of the U.S. dollar against the euro.

b) Under U.S. GAAP the Company applied Approach 1 of the Emerging Issues Task Force ("EITF") Abstract 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan, in calculating the accumulated benefit obligation of its Italian severance pay statute (“Trattamento di Fine Rapporto”). Accordingly, the Company recorded the actuarial present value of the vested benefits to which the employee is entitled as if the employee separated immediately. Under IFRS as adopted the Company accounted for these severance obligations at the present value of the vested benefits based on the employee's expected date of retirement.

c) Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158"), requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted SFAS 158 in fiscal 2006 resulting in a reduction of shareholders’ equity of €2.5 million due to the underfunded status of the Company's retirement plans for the period ended June 30, 2007. Under IFRS there is no similar requirement to record the overfunded or underfunded amount on the balance sheet.

d) Under IFRS as adopted, cash-settled awards are measured at fair value at each reporting date and also require a company to estimate forfeitures. Additionally, under IFRS the date of grant criteria for certain awards were met earlier than under US GAAP, which results in a different measurement date.

e) The differences relating to income taxes include the deferred tax effects calculated on those differences that meet the definition of a temporary difference.

The table below provides a reconciliation of net loss from IFRS to U.S. GAAP for the three and six months ended June 30, 2007 and 2006, as well as a reconciliation of shareholders’ equity for the periods ended June 30, 2007 and December 31, 2006.

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

		For the Three Months ended June 30,		For the Six Months ended June 30,
		2007	2006	2007	2006
			(Restated)		(Restated)
		(in thousands)		(in thousands)
Loss for the period under IFRS as adopted		€(6,462)	€(4,662)	€(16,033)	€(9,919)
Share-based compensation	d)	(39)	(253)	1	(22)
Net Loss under U.S. GAAP		€(6,501)	€(4,915)	€(16,033)	€(9,941)

		June 30,	December 31,
		2007	2006
		(in thousands)
Shareholders’ Equity under IFRS as adopted		€139,596	€155,888
Amortization of goodwill and trademarks	a)	1,566	1,606
Adoption of IAS 19 (Employee Benefits)	b)	(48)	(48)
Adoption of SFAS 158	c)	(2,450)	(2,450)
Share-based compensation	d)	14	(15)
Deferred taxes on differences	e)	659	659
Shareholders’ Equity under US-GAAP		€139,310	€155,640

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski bindings, ski boots and snowboard products, tennis, racquetball and squash racquets, tennis balls and badminton products), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.’s products are sold through some 29,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company’s strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company’s products after Europe.

Over the last six decades, the Company has become one of the world’s most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. The Company’s focus continues to be its core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, for the last ten years the Company has increased its emphasis on marketing and new product development, leveraging further its brands, global distribution network and traditional strength in manufacturing and the Company continuously seeks means for reducing its fixed costs.

The Company generates revenues in its principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. It also receives licensing and royalty income. As many of its goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of its yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. Revenue from sales is generally recognized at the time of shipment.

Business development

Winter Sports. In 2006, pre-season orders for Winter Sports products from March until June showed some growth for all winter sports equipment. However, reorders at the end of 2006 were negatively impacted by the bad snow conditions in almost all major winter sports areas. Retail business for winter sports equipment was dramatically down in the 2006/07 winter season including the first months of 2007, as a result of bad snow conditions but probably also as a result of evolving consumer behaviour indicating a continuing trend towards a preference for rental equipment. The most recent GFK (a German market research group) reports show the following declines for alpine skis in units from April 2006 through March 2007 compared to the preceding 12 months. Austria down 20%, Switzerland down 23% and Germany down 29%. The trend is similar for sales of ski boots and ski bindings. For other markets we do not have final market figures available but we assume that most European markets as well as Japan have a comparable market development. North America was also affected by the bad snow conditions but to a lesser extent. This market development caused higher inventory levels at the retail level at the end of the 2006/07 season. As a result, during the pre season period March - June 2007, retailers placed significantly lower pre season orders for the coming season. Snowboard equipment reflected a similar development.

F-I

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

Racquet Sports. Following a decline in the global market for racquet sales in 2006, the first months of 2007 have seen favourable market development, particularly in North America. In the USA, industry sales to retailers increased by 9 and 12% in units and revenues, respectively, driven by several new product launches. In Europe, the racquet market has been rather weak and unit sales declined 7%. However, due to a trend towards more expensive racquets, the European market rose 1% in revenue terms. The mixed performance in the tennis ball market experienced in 2006 has continued in 2007. In the first few months of 2007, the US market was strong, with several new companies entering the ball business - increases of 4 and 8% in units and revenues, respectively were seen. This positive momentum, together with the growing racquet sales, indicates increased participation and frequency of play in the world’s largest tennis market. The European tennis ball market, in contrast, showed declines of 2 and 9% in units and revenues, respectively. In this competitive market environment, companies are using lower landing costs (due to a strengthening of the Euro against the Dollar - all tennis balls are sourced in Dollars or Yen) to gain competitive advantage, thus lowering the average selling price of balls to retailers.

Diving. After a flat year in 2006 the worldwide diving market started well in 2007 assisted by globally favourable weather conditions. According to our estimates the market stabilized during 2006 and showed slight growth in the first half of 2007.  Mares continued its positive trend of 2006 and increased its market shares in the first six months of 2007 principally as a result of improved product availability and the strong performances of our European and US subsidiaries.

Results of Operations:

The following table sets forth certain consolidated income statement data:

	For the Three Months ended June 30,		For Six Months ended June 30,
	2007	2006	2007	2006
		Restated		Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Total net revenues	€61,637	€63,825	€118,965	€131,539
Cost of sales	37,671	37,717	71,644	78,805
Gross profit	23,965	26,107	47,320	52,734
Gross margin	38.9%	40.9%	39.8%	40.1%
Selling and marketing expense	21,405	21,616	45,613	44,637
General and administrative expense	7,219	7,344	14,587	14,779
Share-based compensation expense	753	1,197	2,043	1,293
Other operating income, net	(120)	(529)	(715)	(648)
Operating loss	(5,292)	(3,520)	(14,209)	(7,326)
Interest expense	(3,035)	(3,070)	(6,166)	(6,145)
Interest income	525	482	1,079	869
Other Non-operating expense, net	(275)	(50)	(683)	(83)
Income tax benefit	1,615	1,497	3,945	2,766
Loss for the period	€(6,462)	€(4,662)	€(16,033)	€(9,919)

F-II

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

Three and Six Months Ended June 30, 2007 and 2006

Total Net Revenues. For the three months ended June 30, 2007 total net revenues decreased by €2.2 million, or 3.4%, to €61.6 million from €63.8 million in the comparable 2006 period. This decrease was mainly due to lower sales volumes of our Racquet Sports division. Also, the strengthening of the euro against the U.S. dollar contributed to the negative revenue development.
For the six months ended June 30, 2007 total net revenues decreased by €12.6 million, or 9.6%, to €119.0 million from €131.5 million in the comparable 2006 period. This decrease was due to lower sales of our Winter and Racquet Sports divisions and the strengthening of the euro against the U.S. dollar which was partly offset by the higher sales of our Diving division.

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Product category:
Winter Sports	€9,920	€9,593	€20,699	€29,779
Racquet Sports	34,518	36,630	67,508	72,865
Diving	16,882	16,833	30,319	27,859
Licensing	2,103	2,247	3,765	4,732
Total revenues	63,422	65,303	122,290	135,235
Sales Deductions	(1,786)	(1,479)	(3,325)	(3,697)
Total Net Revenues	€61,637	€63,825	€118,965	€131,539

Winter Sports revenues for the three months ended June 30, 2007 increased by €0.3 million, or 3.4%, to €9.9 million from €9.6 million in the comparable 2006 period. This increase was due to earlier pre-season sales of skis and higher sales volumes of bindings.
For the six months ended June 30, 2007 Winter Sports revenues decreased by €9.1 million, or 30.5%, to €20.7 million from €29.8 million in the comparable 2006 period. This decrease was due to lower sales volumes of all of our winter sports products as a consequence of bad snow conditions globally in the winter season 2006/2007.

Racquet Sports revenues for the three months ended June 30, 2007 decreased by €2.1million, or 5.8%, to €34.5 million from €36.3 million in the comparable 2006 period. This decrease was due to lower sales volumes in squash and racquetball racquets and balls and the strengthening of the euro against the U.S. dollar in the reporting period.
For the six months ended June 30, 2007 Racquet Sports revenues decreased by €5.4 million, or 7.4%, to €67.5 million from €72.9 million in the comparable 2006 period. This decrease was due to lower sales volumes in tennis racquets and balls and the strengthening of the euro against the U.S. dollar in the reporting period.

Diving revenues for the three months ended June 30, 2007 increased insignificantly to the comparable 2006 period despite a negative impact of the strengthening of the euro against the U.S. dollar in the reporting period.
For the six months ended June 30, 2007 Diving revenues increased by €2.5 million, or 8.8%, to €30.3 million from €27.9 million in the comparable 2006 period. This increase was mainly driven by better product availability throughout the distribution chain on our broad variety of diving products and was negatively effected by the strengthening of the euro against the U.S. dollar in the reporting period.

F-III

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

Licensing revenues for the three months ended June 30, 2007 decreased by €0.1 million, or 6.4%, to €2.1 million from €2.2 million in the comparable 2006 period.
For the six months ended June 30, 2007 Licensing revenues decreased by €1.0 million, or 20.4%, to €3.8 million from €4.7 million in the comparable 2006 period. This was caused by lower revenues in Q1 2007.

Sales deductions for the three months ended June 30, 2007 increased by €0.3 million, or 20.7%, to €1.8 million from €1.5 million in the comparable 2006.
For the six months ended June 30, 2007 sales deductions decreased by €0.4 million, or 10.1%, to €3.3 million from €3.7 million in the comparable 2006 period due to decreased sales.

Gross Profit. For the three months ended June 30, 2007 gross profit decreased by €2.1 million to €24.0 million from €26.1 million in the comparable 2006 period. Gross margin decreased to 38.9% in 2007 from 40.9% in the comparable 2006.
For the six months ended June 30, 2007 gross profit decreased by €5.4 million to €47.3 million from €52.7 million in the comparable 2006 period. Gross margin decreased to 39.8% in 2007 from 40.1% in the comparable 2006 period. This decrease was due to lower sales of all product lines and lower utilization of production capacity for winter sports products.

Selling and Marketing Expense. For the three months ended June 30, 2007, selling and marketing expense decreased by €0.2 million, or 1.0%, to €21.4 million from €21.6 million in the comparable 2006 period.
For the six months ended June 30, 2007, selling and marketing expense increased by €1.0 million, or 2.2%, to €45.6 million from €44.6 million in the comparable 2006 period. This increase was mainly due to higher advertising costs for our sponsored professional ski racers, which were partly offset by lower commissions and selling expense as a consequence of decreased sales.

General and Administrative Expense. For the three months ended June 30, 2007, general and administrative expense decreased by €0.1 million, or 1.7%, to €7.2 million from €7.3 million in the comparable 2006 period.
For the six months ended June 30, 2007, general and administrative expense decreased by €0.2 million, or 1.3%, to €14.6 million from €14.8 million in the comparable 2006 period.

Share-based Compensation Expense. For the three months ended June 30, 2007, we recorded €0.8 million of share-based compensation expense for our Stock Option Plans compared to € 1.2 million in the comparable 2006 period.
For the six months ended June 30, 2007, we recorded €2.0 million of share-based compensation expense for our Stock Option Plans compared to € 1.3 million in the comparable 2006 period as a result of the increase in liability due to the higher share price at June 30, 2007.

Other Operating Income, net. For the three months ended June 30, 2007, other operating income, net decreased by €0.4 million, or 77.4%, to €0.1 million from €0.5 million in the comparable 2006 period due to lower foreign exchange gains.
For the six months ended June 30, 2007, other operating income, net increased by €0.1 million, or 10.3%, to €0.7 million from €0.6 million in the comparable 2006. This increase was due to the write back of an accrual for possible environmental expenses related to the property in Estonia which we sold in 2005 which was partly offset by lower foreign exchange gains.

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended June 30, 2007 increased by €1.8 million to €5.3 million from €3.5 million in the comparable 2006 period.
For the six months ended June 30, 2007, operating loss increased by €6.9 million to €14.2 million from €7.3 million in the comparable 2006 period.

Interest Expense. For the three and six months ended June 30, 2007, interest expense changed insignificantly to the comparable 2006 periods.

Interest Income. For the three months ended June 30, 2007, interest income increased insignificantly to the comparable 2006 period.
For the six months ended June 30, 2007, interest income increased by €0.2 million, or 24.2% to €1.1 million from €0.9

F-IV

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

million in the comparable 2006 period. This increase was due to higher interest rates.

Other Non-operating Expense, net. For the three months ended June 30, 2007, other non-operating expense, net increased by €0.2 million to €0.3 million from €0.1 million in the comparable 2006 period mainly attributable to foreign currency loss.
For the six months ended June 30, 2007, other non-operating expense, net increased by €0.6 million to €0.7 million from €0.1 million in the comparable 2006 period mainly attributable to foreign currency loss.

Income Tax Benefit. For the three months ended June 30, 2007, the income tax benefit was €1.6 million, an increase of €0.1 million compared to the income tax benefit of €1.5 million in the comparable 2006 period.
For the six months ended June 30, 2007, the income tax benefit was €3.9 million, an increase of €1.1 million compared to the income tax benefit of €2.8 million in the comparable 2006 period due to the increase in pre-tax losses whose deductibility from future taxable profits is probable.

Net Loss. As a result of the foregoing factors, for the three months ended June 30, 2007, we had a net loss of €6.5 million, compared to a net loss of €4.7 million in the comparable 2006 period. For the six months ended June 30, 2007, we had a net loss of €16.0 million compared to a net loss of €9.9 million in the comparable 2006 period.

Liquidity and Capital Resources

Payments from our customers are our principal source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the six months ended June 30, 2007, cash generated from operating activities decreased by €15.4 million, or 71.2%, to €6.2 million from €21.6 million in the comparable 2006 period. This decrease was due to lower cash from operations as a consequence of higher losses and a higher level of working capital, due mainly to substantially higher inventory and a substantially lower level of accounts payable. Cash flows from operating activities and the proceeds from the sale of our warehouse in Casarza, Italy were used to purchase property, plant and equipment of €5.6 million.

As of June 30, 2007, we had €111.5 million of senior notes due 2014, €12.8 million in long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 (including a short-term portion of €0.3 million) and €10.6 million in other long-term debt (including a short-term portion of €2.2 million) comprising secured loans in Italy, Japan and the Czech Republic. In addition, we used lines of credit with several banks in Austria and Japan, with drawdowns aggregating €20.1 million. No further credit on these lines is available

As of June 30, 2007, we had €45.7 million in unrestricted cash on hand and €17.8 million of available-for-sale financial securities mainly held in euro.

We believe that our current level of cash on hand, future cash flows from operations, and our Senior Notes and other facilities are sufficient to meet our operating needs for the foreseeable future.

F-V